[Letterhead of Wachtell, Lipton, Rosen & Katz]

January 17, 2017

VIA FEDEX AND EDGAR

Sandra B. Hunter

Office of Real Estate and Commodities

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Regency Centers Corporation

Registration Statement on Form S-4

Filed December 22, 2016

File No. 333-215241

Dear Ms. Hunter:

On behalf of Regency Centers Corporation (“Regency” or the “Company”), and in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company’s registration statement on Form S-4 filed with the Commission on December 22, 2016 (the “Registration Statement), we submit this letter containing the Company’s responses to the Comment Letter.

In connection with this letter, the Company is filing an amendment to the Registration Statement (“Amendment No. 1”) on the date hereof. We are separately furnishing to the Staff two courtesy copies of Amendment No. 1 marked to show the changes made to the Registration Statement.

The responses set forth in this letter are numbered to correspond to the numbered comments in the Comment Letter. For your convenience, we have set out the text in bold of the comments from the Comment Letter followed by our responses.

Exhibit Index, page II-7

1.

We note your disclosure on page 2 where you state that, among other reasons, the Regency board of directors approved the merger agreement and recommended that your stockholders approve the merger proposal based on the potential for Regency, following the merger, to become a preeminent shopping center real estate investment trust. We also note your disclosure on page 115 where you state that you intend for the merger to be treated as a “reorganization” for U.S. federal income tax purposes within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. Please confirm that you will file final opinions of counsel prior to the effectiveness of your registration statement regarding your qualification as a real estate investment trust for U.S. federal income tax purposes and the proposed merger’s qualification as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, or provide us with a detailed analysis as to why such opinions are not required. Please see Item 601(b)(8) of Regulation S-K and Staff Legal Bulletin No. 19.

Response: In response to the Staff’s comment, the Company has filed the following as exhibits to Amendment No. 1: (i) executed opinions of each of Wachtell, Lipton, Rosen & Katz, special counsel to the Company, and Kirkland & Ellis LLP, special counsel to Equity One, Inc. (“Equity One”), regarding the qualification of the merger as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and (ii) the executed opinion of Foley & Lardner LLP, tax counsel to the Company, regarding the Company’s qualification as a real estate investment trust under the Code.

*    *     *    *    *    *

In the event that the Company requests acceleration of the effective date of the Registration Statement, as amended, the Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing, and the revisions to the Registration Statement, have been responsive to the Staff’s comments. If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (212) 403-1234 or by email at AOEmmerich@wlrk.com.

Sincerely,

/s/ Adam O. Emmerich

Adam O. Emmerich

cc:	Regency Centers Corporation

Barbara C. Johnston

Wachtell, Lipton, Rosen & Katz

Robin Panovka

Edward J. Lee